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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - MAIL 40956

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    A.J. Pace & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    230 Park Avenue, Suite 1813

                                          (No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Howard Spindel   (212) 509-7800

                                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Rothstein, Kass & Company, P.C.

                                 (Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____Anthony Pace_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____A.J. Pace & Co., Inc_____ , as of _____December, 31_____ ,2003____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Barbara A Lederman
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal accounting control.
[ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

A.J. PACE & CO., INC.

CONTENTS

1350 Avenue of the Americas
New York, New York 10019
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
A.J. Pace & Co., Inc.

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc. as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.J. Pace & Co., Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 20, 2004

1

Member **AGN** *Affiliated Offices Worldwide*

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	13,785
Receivable from clearing broker, includes clearing deposit of $150,000		334,167
Due from related party		31,313
Property and equipment, net		381,346
Other assets		338,003
	$	1,098,614

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	51,294
Accrued profit sharing plan contribution		40,000
Total liabilities		91,294

Commitments and contingencies

Stockholder's equity		
Common stock, no par value authorized 200 shares, issued and outstanding 100 shares		50,000
Additional paid-in capital		2,341,823
Accumulated deficit		(1,384,503)
Total stockholder's equity		1,007,320
	$	1,098,614

See accompanying notes to financial statements.

A.J. PACE & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

A.J. Pace & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operation consists primarily of agency commission transactions.

2. Basis of presentation and summary of significant accounting policies

Basis of Presentation

On January 2, 2003, the Company purchased certain assets of Pace Capital Holdings, LLC, a related party, in exchange for assuming all of its liabilities. The liabilities exceeded the assets transferred to the Company, therefore there was no consideration given to Pace Capital Holdings, LLC. The acquisition of the assets and liabilities of Pace Capital Holdings, LLC will be accounted for as a merger of entities under common control and will be recorded in a manner similar to a pooling of interests.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the lease for leasehold improvements.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

The Company complies with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for state income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. As of December 31, 2003 the company had a deferred tax asset for NY city net operating loss carryforwards, which expire through 2010, of approximately $37,000 and established a valuation allowance in the same amount.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Office equipment	$	147,889
Furniture and fixtures		138,078
Leasehold improvements		372,228
		658,195
Less accumulated depreciation and amortization		276,849
	$	381,346

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $257,000, which was approximately $207,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The Company conducts business with its clearing broker. The receivable from clearing broker reflected on the statement of financial condition are the amounts due from this broker.

A.J. PACE & CO., INC.

NOTES TO FINANCIAL STATEMENTS

7. Profit sharing plan

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. Plan contributions are funded when accrued. Profit sharing plan contributions for the year ended December 31, 2003 were $40,000.

8. Major customers and related party transactions

Included in commissions revenue for the year ended December 31, 2003 is approximately $268,000 earned from two customers, of which approximately $248,000 is from a related party in which the Company's stockholder is the General Partner. In addition, included in other revenues for 2003 is approximately $96,000 of management fees earned from the related party, of which $31,313 is due at December 31, 2003.

Pursuant to a month-to-month agreement, the Company pays rent for office space to the Company's stockholder. Rent expense under this agreement for the year ended December 31, 2003 was $15,000.

9. Commitments

The Company is obligated under three office leases which expire on various dates through July 2012. The leases provide for the Company to pay for property tax and operating expense increases over base period amounts. In lieu of a cash security deposit, the Company has set up an open letter of credit for $66,000.

Future aggregate minimum annual rent payments under these leases are approximately as follows:

Year Ending December 31,

2004	$ 240,000
2005	208,000
2006	213,000
2007	184,000
2008	142,000
Thereafter	496,000
	$ 1,483,000

Rent expense, net of rental income of $2,500, for the year ended December 31, 2003 was approximately $324,000.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.